CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

December 30, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention:  Max A. Webb, Assistant Director

Re:	China Green Agriculture, Inc.
Registration Statement on Form S-3
Filed July 23, 2010
File No.: 333-168297

Dear Mr. Webb:

China Green Agriculture, Inc., a Nevada corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 30, 2010 (the “Comment Letter”) to the Company, with respect to the Company’s Registration Statement on Form S-3 (File No. 333-168297) filed with the Commission on July 23, 2010 (the “Registration Statement”).  We hereby file via EDGAR our response to the Comment Letter, together with Amendment No. 1 to the Registration Statement and Amendment No. 1 to our Annual Report on Form 10-K/A for the period ended June 30, 2009.  The text of the Staff's comments is set forth in italics below, followed by the responses of the Company.

Form S-3 filed July 23, 2010

Incorporation of Certain Information by Reference, page 33

1.
Please file a revised form S-3 specifically incorporating by reference into the prospectus your latest Form 10-K and all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by that annual report.

Response:

The Registration Statement has been revised in accordance with the Staff’s comment.

CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

Form 10-K filed September 7, 2010

General

2.
We note the Seeking Alpha article dated September 14, 2010 indicating that a substantial portion of the Yuxing "research and development center" will be developed for tourist or recreational purposes. Please revise throughout to clarify your intended use of this property. Please revise your Growth Strategy discussion on page nine to encompass any tourism or recreational development plans. Additionally please tell us whether you intend to use any offering proceeds for tourist or recreational development and revise your Liquidity and Capital Resources discussion on page 46 accordingly.

Response:

The Seeking Alpha article misstates our plans to develop the Yuxing research and development center (the “Yuxing R&D Center”) and should be disregarded.  Contrary to the article, we have no intention to develop the property for tourist or recreational purposes.  Rather, we intend for the Yuxing R&D Center to serve as a facility dedicated to the growth and advancement of our core businesses of producing fertilizer products and agricultural products.  In response to this comment from the Staff, we have reviewed our disclosures in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010 (the “Form 10-K”) regarding the Yuxing R&D Center and we believe that such disclosures are adequate and not misleading.  In response to the Staff’s comments, the following paragraphs provide further detail regarding our plans for the Yuxing R&D Center.

The real property on which the Yuxing R&D Center is situated can be divided into three sections (Section I, II, and III) for the purposes of describing our developments plans thereon.  Development on Section I, which we refer to as Phase I in our SEC reports, has been completed and consists of 100 sunlight greenhouses located on the eastern section of the property. We have disclosed such status in the Form 10-K.  Development on Section II, which we refer to as Phase II in our SEC reports, has commenced and, when completed, will consist of twelve “intelligent” greenhouses located on the western section of the property. After completion of development on Sections I and II, there will remain an  undeveloped parcel of land in the central section of the property, which we refer to as Section III.  The Seeking Alpha article incorrectly described our development proposal for Section III.  As a matter of fact, our current plans contemplate construction of an appealing corporate “campus” that includes a natural sanctuary on which to test, showcase and market our fertilizer and agricultural products  and create an eco-friendly atmosphere for the enjoyment, motivation and general well-being of  our employees and customers, thus reinforcing our desired corporate persona. The plans include a pond to be used for testing fertilizers and other products for aquatic plants, flowers and vegetables.  Under these plans, the research and development activities for these particular types of products will be housed in small buildings around the rim of the pond.  Other aspects of the plan include building a training center, conference center, a modern agricultural demonstration area and a comprehensive administration service area on this space.  Such facilities, we anticipate, will provide a means to host new and existing customers, generate new business opportunities and strengthen our brand as a sophisticated agricultural company.

CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

In conclusion, we believe our disclosures regarding the Yuxing R&D Center in the Form 10-K are adequate and not misleading. Furthermore, we believe that no changes to our Growth Strategy or Liquidity and Capital Resources discussions are necessary.

Definitive Proxy Statement filed October 28, 2009

Certain Relationships and Related Transactions, page 10

3.
We note that you pay annual rent of $19,266 to Group Company. However Page F-21 of the Kingtone Wirelessinfo Solution Holding Ltd Amended Form F-1 filed on May 11, 2010 indicates that it provides you office space at no charge. Please revise or advise. Additionally please amend your Form 10-K to file all leases related to your office space as exhibits.

Response:

The disclosure regarding the office lease in the Form 10-K is correct. The disclosure contained in the Amended F-1 of Kingtone Wirelessinfo Solution Holding Ltd (“Kingtone”) could be improved to state that Kingtone provides its office space to the Group Company, instead of to China Green Agriculture, Inc., for no consideration. As such we do not believe the Form 10-K needs to be amended.

With respect to filing all leases related to our office space as exhibits, we have only one lease which we believe is immaterial in amount based on the annual rent of the lease (based on the guidance provided by Item 601 (subsection a-10-ii) of Regulation S-K). Therefore, we do not believe it is necessary to file the lease as an exhibit to the Form 10-K.

4.
We note that page 48 of the Kingtone Wirelessinfo Solution Holding Ltd Amended Form F-I filed on May 11, 2010 discloses $1.1 million in related party transactions with China Green Agriculture, Inc. during its fiscal year ended September 30, 2009. However your Form 10-K filed on September 17, 2009 does not disclose these transactions. Please revise your Form 10-K for the Fiscal Year ended June 30, 2009 to provide the disclosure required by Item 404(a) of Regulation S-K for these transactions and file all related agreements as exhibits.

Response:

The disclosure contained in Kingtone’s Amended F-1 accurately describes the related party transactions between Kingtone and our company.  Accordingly, we have disclosed these transactions in Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 and filed all related agreements as exhibits thereto.

CHINA GREEN AGRICULTURE, INC.
3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

  ***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the Commission from taking any action with respect to the Registration Statement, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact me at (86) 29-88266368.

Sincerely,

/s/ Tao Li
Tao Li
Chief Executive Officer